Exhibit 99.6

PRESS RELEASE

Rwanda : TotalEnergies Joins Forces with DelAgua to Bring
Clean Cooking into 200,000 Households

Paris, 13 November 2025 – TotalEnergies has partnered with DelAgua to distribute improved cookstoves to hundreds of thousands of Rwandans. The initiative supports Rwanda’s ambition to bring clean cooking to everyone by 2030 and reflects TotalEnergies’ ambition to supply energy that is more affordable, more available, more sustainable and accessible to as many people as possible.

Thanks to funding from TotalEnergies, DelAgua will distribute 200,000 high-performance cookstoves within one year for the benefit of more than 800,000 Rwandans living in rural aeras. Their use reduces harmful smoke emissions by 81% compared to traditional open fires and reduces wood consumption by 71%. The project should also prevent the emission of more than 2.5 million tons of CO2 equivalent over the next ten years.

The benefits of clean cooking

According to the IEA, more than 2.3 billion people worldwide have no access to clean cooking solutions and still cook their meals on traditional stoves using wood, charcoal, kerosene, coal and even animal dung. Clean cooking will:

▪	improve people’s health thanks to better air quality, limiting the risk of respiratory complications and cardiovascular disease.

▪	reduce gender inequality by facilitating access to education, employment, entrepreneurship and, ultimately, financial independence for women. Clean cooking solutions represent a significant time-saver for people who would otherwise spend as much as twenty hours per week collecting wood for cooking purposes.

▪	reduce CO2 emissions and deforestation. Universal access to clean cooking solutions would result in emission savings of up to 1.5 billion tons of CO2 equivalent by 2030 (900 million tons in Africa)—equivalent to the CO2 emissions produced by the air and maritime industries in 2022 or the deforestation each year of an area the size of Ireland.

Carbon credits recognized by the Paris Agreement

The carbon credits generated by the project will be acquired by TotalEnergies. They will be certified initially by the international organization VERRA, pending their approval under Article 6.4 of the Paris Agreement Credit Mechanism as soon as the latter is operational.

After prioritizing emission avoidance and reduction, the Company will use these credits from 2030 onwards to voluntarily offset part of its remaining direct Scope 1 & 2 emissions.

“TotalEnergies is proud to be part of this project in Rwanda, which will allow access to clean cooking to more than 800,000 people, illustrating the Company's purpose to provide more affordable, more available and more sustainable energy. By developing access to these cooking methods, TotalEnergies aims to have a positive impact on the environment and on people’s health, while also helping to reduce gender inequalities. Clean cooking contributes to long-term social, economic and human development in a more sustainable way”, said Arnaud Le Foll, Senior Vice-President New Business - Carbon Neutrality at TotalEnergies.

"This partnership demonstrates what can be achieved when innovation, integrity, and collaboration come together. By combining DelAgua’s proven track record in delivering large-scale impact with TotalEnergies’ commitment to sustainable development, we are transforming lives across Rwanda while setting a new benchmark for high-quality carbon projects globally", said Euan McDougall, CEO, DelAgua.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About DelAgua

DelAgua is a social enterprise with more than a decade of experience implementing large-scale carbon development projects that transform the lives of rural households in Least Developed Countries across Africa. The Live Well programme exclusively targets rural communities who are otherwise unable to afford the transition to clean cooking. DelAgua works in partnership with host governments and has operated under a Memorandum of Understanding in Rwanda since starting operations in 2012.

For more information, please contact DelAgua Group CEO – Euan McDougall, euan.mcdougall@delagua.org or DelAgua Group Communications Director – Kate Bruges kate.bruges@delagua.org

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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